SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

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FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

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FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date:  January 12, 2012

FEMSA Announcement

Monterrey, Mexico, Jauary 12, 2012. With great sadness we received the news of the passing of Alexis Rovzar de la Torre, member of our Boards of Directors of Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) and Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”).

For over thirty years Alexis contributed his talent, leadership and advice to help build the company that we are today.  He was appointed to the FEMSA Board since 1988 and the KOF Board since 1993, and participated as chairman of the audit committee of both companies.

“Alexis was an example for all of us.  On the professional side he was open, talented, always had the best advice and the constructive feedback that sought to find the best decisions for FEMSA.  In addition, he was always dedicated and committed to many worthy charity and non-profit causes.  On the personal side he was a benchmark for many of us on how to form and nurture a family based on love and a life of example,” said Jose Antonio Fernández Carbajal, Chairman of FEMSA and Coca-Cola FEMSA.

“At FEMSA and Coca-Cola FEMSA we want to publicly recognize and express our gratitude for everything Alexis taught us and shared with us in those more than thirty years in which we had the privilege of meeting, appreciating and working with him”, concluded Fernández Carbajal.
Alexis Rovzar de la Torre passed away on January 7th, in Mexico City.

We bid farewell with a heavy heart to a great friend, co-worker and excellent human being.  The example of how he lived his life will endure among us.

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.